CHARTER CORPORATE SERVICES, INC.
3050 E. Chevy Chase Drive
Glendale, CA 91206

Tel. 818 434 8327

January 14, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Mailstop 3561
Washington, D.C. 20549

Attn.   H. Christopher Owings, Esq.
Ronald E. Alper, Esq.

Re:          Charter Corporate Services, Inc. – Amendment No. 2
Registration Statement on Form S-1
File No. 333-155432

Gentlemen:

On behalf of Charter Corporate Services, Inc., a Colorado corporation (the “Company”), we hereby transmit for filing under the Securities Act of 1933, as amended, Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Courtesy copies of this letter and the Amendment (specifically marked to show changes thereto) have been submitted to the Staff by U.S. mail.

The Amendment reflects the responses of the Company to comments received from the Staff in a letter from Mr. H. Christopher Owings, dated January 12, 2009 (the “Comment Letter”). Where we have revised the disclosure in the Registration Statement in response to the Staff’s comments, we have noted the applicable page number of the Amendment in our response. In addition, the marked copies of the Amendment provided to the Staff have been marked with the number of the response next to the corresponding text of the Amendment.

General

1.
We note your response to comment one of our letter dated December 4, 2008. Please disclose the information regarding Great American Assets, Inc. in the Description of Business section as part of the background of the company in the registration statement in a consolidated form. Currently, that information is spread throughout the registration statement. In addition, please disclose the relationship between the Brooks Family Trust and Omega Financial, Inc. in a footnote to the Principal and Selling Stockholders tables.

Response: In response to Staff’s comments, we have amended the Registration Statement to provide information regarding Great American Assets, Inc. in a consolidated form. This information is set out on page 20. Additionally, the Selling Stockholders table, page 18, footnote (3) has been amended to provide information on the relationship between the Brooks Family Trust and Omega Financial, Inc.

2.
We note your response to our prior comment two of our letter dated December 4, 2008. Please affirmatively state in your prospectus, as you state in your response, that you believe that you are not a blank check company and disclose the basis for your belief. Please also include an affirmative statement in the forepart of the prospectus, such as the summary, to make clear that you have no present plans to be acquired or to merge with another company nor do you, nor any of your stockholders, have any plans to enter into a change of control or similar transaction.

Response:  In response to Staff’s comment, we have included the following statement on page 20. “We have a specific business plan we intend to implement: providing electronic filing services to companies and others who are required to file reports with the Securities and Exchange Commission. Our business plan is discussed below, “Plan of Operation.”  In addition, the prospectus summary on page 5 has been amended to include the following: “We have no plans to change our planned business activities or to combine with another business, and we are not aware of any events or circumstances that might cause these plans to change. Further, to the best of our knowledge and belief, neither the Company nor its stockholders have any plans or, is aware of any events and circumstances that would lead to a change of control or similar transaction.”

Risk Factors, page 7

Risks Related to Our Business, page 7

3.	In the first risk factor, please restore the reference to the Securities Exchange Act of 1934 or advise.

Response: In response to Staff’s comment, the narrative of the Risk Factor has been corrected.

Principal and Selling Stockholders, page 16

4.
We note your response to prior comment five of our letter dated December 4, 2008. If the warrants held by Omega Financial, Inc. are exercisable within 60 days, please also include them in the amount you disclose in the beneficial ownership table on page 15 and explain in a footnote to the table that the listed beneficial owner has the right to acquire the underlying shares within 60 days. Refer to Rule 13d-3(d)(1)(i) of Regulation 13D.

Response: In response to Staff’s comment, the table listing the beneficial ownership has been amended. Additionally, footnote (1) addresses the issue of issuable shares in compliance with Rule 13d-3(d)(1)(i) of Regulation 13D.

        If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (818) 434 8327.

Yours truly,

/s/ Patrick C. Brooks
Patrick C. Brooks
Chairman, President & Chief Executive Officer